UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C. 20549


                                 FORM U-9C-3


                   QUARTERLY REPORT PURSUANT TO RULE 58 OF
               THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                For the Calendar Quarter Ended June 30, 2001


                      Consolidated Natural Gas Company
                    (Name of registered holding company)


                            120 Tredegar Street
                          Richmond, Virginia 23219
                  (Address of principal executive offices)




                              Table of Contents

                                                                  Page
                                                                  ____

Item 1.  Organization Chart                                         2

Item 2.  Issuance and Renewals of Securities
           and Capital Contributions                                3

Item 3.  Associate Transactions                                     4

Item 4.  Summary of Aggregate Investment                            5

Item 5.  Other Investments                                          6

Item 6.  Financial Statements and Exhibits                          6



                                       1




                          ITEM 1 - ORGANIZATION CHART


    Name of         Energy or    Date of    State of    %of voting     Nature
   Reporting       Gas Related   Organiz-   Incorpor-   Securities       of
    Company          Company      ation       ation        Held       Business
   _________       ___________   ________   _________   __________    ________

Consolidated
Natural Gas
Company
("CNG")(a)(b)

  Dominion Field     Gas         03/23/77   Delaware     100.00%   Engages in
  Services, Inc.     Related                                       activities
  ("Field                                                          involving
  Services")(b)                                                    Appalachian
                                                                   natural
                                                                   gas supply,
                                                                   including
                                                                   gathering
                                                                   and adminis-
                                                                   tration of
                                                                   supply con-
                                                                   tracts
  Dominion
  Transmission,
  Inc.(b)

    Dominion
    Iroquois,
    Inc.(b)(c)

      Iroquois Gas    Gas         12/11/89   Delaware     24.72% Owns and oper-
      Transmission    Related                Partnership         ates an intra-
      System, L.P.(d)                                            state natural
      ("Iroquois")                                               gas pipeline
      (new)                                                      that trans-
                                                                 ports Canadian
                                                                 gas to utility
                                                                 and power
                                                                 generation
                                                                 customers in
                                                                 New York and
                                                                 New England

(a) As a result of a merger (the "Merger") of CNG into a wholly-owned subsidiary of Dominion Resources, Inc. ("DRI") on January 28, 2000, CNG became a directly owned, and Field Services became an indirectly owned, subsidiary of DRI. CNG remains a holding company registered solely by reason of ownership of voting securities of gas utility companies.

(b) Directly or indirectly holds interests in gas-related companies.

(c) The name of Dominion Iroquois, Inc. was changed from CNG Iroquois, Inc. on May 9, 2001.


                                      2


    ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company    Type of   Principal  Issue    Cost     Person   Collateral  Consid-
issuing    security  amount of  or       of       to whom  given with  eration
security   issued    security   renewal  capital  issued   security    received
                                                                       for each
                                                                       security
_______    _______   ________   _____    ______  ______    ________    ________

(d)(e)




         Company                    Company
         Contributing	            Receiving                Type and Amount of
         Capital   	            Capital                  Capital Infusion
         ____________               _________                __________________




(d) On May 4, 2001, Dominion Iroquois, Inc. used $23,192,755 of internally generated funds to acquire an additional 2.12% interest in Iroquois from ANR Iroquois, Inc. and an additional 6.6% interest in Iroquois from ANR New England Pipeline Company.

(e) Field Services and Dominion Iroquois, Inc. participate in the CNG System Money Pool ("Money Pool"). During the calendar quarter, Field Services contributed $112,713,000 to, and withdrew $92,311,000 from, the Money Pool; and had a borrowing of $370,000 from the Money Pool at June 30, 2001. During the quarter Dominion Iroquois, Inc. contributed $2,738,000 to, and withdrew $24,628,000 from, the Money Pool; and had a net investment of $3,727,000 in the Money Pool at June 30, 2001. Additionally, as of June 30, 2001 there remained outstanding $33,000,000 in CNG guarantees of Field Services obligations.



                                      3





                       ITEM 3 - ASSOCIATE TRANSACTIONS


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies


Reporting   Associate
Company     Company     Types of   Direct    Indirect   Cost      Total
Rendering   Receiving   Services   Costs     Costs      of        Amount
Service     Service     Rendered   Charged   Charged    Capital   Billed
_________   _________   ________   _______   ________   _______   ______

None




Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies


Associate   Reporting
Company     Company     Types of   Direct    Indirect   Cost      Total
Rendering   Receiving   Services   Costs     Costs      of        Amount
Services    Service     Rendered   Charged   Charged    Capital   Billed
_________   _________   ________   ________  ________   _______   ________

None (f)(g)



(f) As per Rules 80 and 81, natural gas supply, storage or transportation capacity transactions are not reported hereunder.

(g) Field Services has entered into a standard at-cost service agreement with Dominion Resources Services, Inc. ("DRI Services"). Information with respect to transactions under such agreements is not provided in this report, but is provided by Form U-13-60.



                                      4





                  ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT


Investments in energy-related companies (in thousands):

      Total consolidated capitalization as
        of June 30, 2001                         $4,267,617          Line 1

      Total capitalization multiplied by 15%
         (Line 1 multiplied by 0.15)                640,143          Line 2

      Greater of $50 million or line 2              640,143          Line 3

      Total current aggregate investment:
         (categorized by major line of
          energy-related business)                    None           Line 4

      Difference between the greater of $50
      million or 15% of capitalization and
      the total aggregate investment of the
      registered holding system
      (line 3 less line 4)                          640,143


Investments in gas-related companies
  (in thousands):

	Total current aggregate investment:
	   (categorized by major line of
	    gas-related business)

          Gas sales and storage services             23,193
          Gas transportation                         24,658         ________

          Total current aggregate investment                        $47,851
                                                                    ========




                                      5





                          ITEM 5 - OTHER INVESTMENTS


Major Line of      Other Invest-     Other Invest-     Reason for
Energy-Related     ment in Last      ment in this      Difference in
Business           U-9C-3 Report     U-9C-3 Report     Other Investment
______________     _____________     _____________     ________________

None



                  ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS


A. Financial Statements

    Balance sheet as of June 30, 2001 and income statement for the six months ending June 30, 2001 of Field Services.
   (Filed under confidential treatment pursuant to Rule 104(b))


B. Exhibits

    A copy of a service agreement, dated May 22, 1991, between Field Services (formerly called "CNG Storage Service Company") and Dominion Transmission, Inc. (formerly called "CNG Transmission Corporation") is attached as Exhibit A to the Form U-9C-3 filed for the first quarter of 1999.


    The certificate as to filing with interested state commissions is attached hereto as Exhibit B.


                                       6






                                   SIGNATURE

     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

                                  CONSOLIDATED NATURAL GAS COMPANY


                                  By: N. F. Chandler
                                      Its Attorney

August 29, 2001





                                        7




									Exhibit B

                                  CERTIFICATE



	The undersigned certifies that he is the duly designated and acting attorney of Consolidated Natural Gas Company, a Delaware corporation ("CNG") and that:

	CNG's Quarterly Report on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended March 31, 2001 was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies.

	The names and addresses of such state utility commissions are:

            Utilities Department
            Public Utility Commission of Ohio
            180 Broad Street
            Columbus, OH 43266-0573

            Executive Secretary
            West Virginia Public Service Commission
            201 Brooks Street
            Charleston, WV 25301

            Secretary
            Pennsylvania Public Utility Commission
            North Office Building
            Commonwealth Avenue and North Street
            Harrisburg, PA 17101

            General Counsel
            Virginia State Corporation Commission
            1300 East Main Street
            10th Floor
            Richmond, VA 23219

            Chief Clerk
            North Carolina Utilities Commission
            4325 Mail Service Center
            Raleigh, North Carolina 27699-4325


                                       1




	IN WITNESS WHEREOF, I have hereunto set my hand as of the 29th day of August, 2001.

					N. F. Chandler
					Attorney for
					Consolidated Natural Gas Company






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